JPMORGAN EXCHANGE TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 21, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Exchange Traded Fund Trust (the “Trust”); File Nos. 333-191837; 811- 22903

Post-Effective Amendment No. 196

Dear Ms. White:

This letter is in response to the comments you provided telephonically on October 17, 2018 with respect to the filing related to the JPMorgan U.S. Aggregate Bond ETF and the JPMorgan Corporate Bond Research Enhanced ETF (each a “Fund” and together, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933 (each a “485(b) Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS — BOTH FUNDS

1.	Comment: Please update the series information on EDGAR with each Fund’s ticker.

Response: The update will be made prior to the launch of the Funds.

2.	Comment: Please provide completed fee and expense tables for the Funds to the staff prior to the effectiveness of each 485(b) Amendment.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of each 485(b) Amendment.

3.	Comment: Please advise how derivatives will be valued for purposes of determining a Fund’s compliance with its 80% Policy.

Response: Derivatives are not included in the numerator for purposes of determining a Fund’s compliance with its 80% Policy.

4.	Comment: Please confirm whether either Fund will invest in variable and floating rate securities in each Fund’s “Principal Investment Strategy” section.

Response: Both Funds reserve the right to invest in variable or floating rate securities, but neither will do so as a principal investment strategy.

JPMorgan Corporate Bond Research Enhanced ETF Specific Comments:

5.	Comment: Please confirm that the Fund will have Acquired Fund Fees and Expenses. If not, please delete the disclosure related to Acquired Fund Fees and Expenses.

Response: The Fund will not incur Acquired Fund Fees and Expenses greater than one basis point. The relevant disclosure will be deleted.

6.

Comment: The footnote to the fee table provides “to the extent that the Fund engages in securities lending, affiliated money market fund fees and expenses resulting from the Fund’s investment of cash received from securities lending borrowers are not included in Total Annual Fund Operating Expenses. . .” (emphasis added). Please explain supplementally why costs incurred by a Fund in connection with its securities lending activities are not included in the fee table.

Response: As provided in response to Question 7 to “Staff Responses to Questions Regarding Disclosure of Fund of Fund expenses, “[f]ees and expenses associated with investment of cash collateral received in connection with loans of portfolio securities in a money market fund or other cash sweep vehicle that meets the definition of Acquired Fund” are not included in the calculation of Acquired Fund Fees and Expenses and therefore are not included in the Total Annual Fund Operating Expenses. See https://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

7.

Comment: Please revise the second paragraph in the Fund’s “Principal Investment Strategy” section and in the “Additional Information About the Fund’s Investment Strategy” section so that it is consistent with plain English principles.

Response: The cited paragraph will be replaced with the following:

In implementing its strategy and seeking to achieve its investment objective, the Fund constructs a portfolio of holdings that seeks to outperform the Bloomberg Barclays U.S. Corporate Index (the benchmark) over time while maintaining similar risk characteristics. Within each sector of the benchmark, the Fund may overweight corporate bonds issued by companies that the adviser’s fundamental credit research teams have given stronger credit scores while underweighting or not holding corporate bonds issued by companies given weaker credit scores. The adviser generates such credit scores by evaluating each individual company based on certain fundamental credit metrics, the company’s competitive environment, risks that the company may face, and other technical factors, such as the liquidity of debt issued by the company and the performance of the company’s equity securities. By emphasizing investment in corporate bonds issued by companies that have higher credit scores, the Fund seeks total returns that exceed those of the benchmark over the long term with a similar level of volatility. In weighting sectors, the adviser makes relative value judgments and performs fundamental analysis of companies and their respective sectors. Similar to the credit score rankings, the adviser generates a score for each corporate sector based on fundamental and relative value views. The adviser looks to overweight sectors with higher scores and underweight sectors with lower scores, seeking to generate excess return over the benchmark.

The Fund primarily invests in securities included within the universe of the benchmark, however, the Fund may also invest in securities not included within the benchmark or securities or instruments with similar economic characteristics. Under normal circumstances, the Fund’s duration is the duration of the benchmark, plus or minus one year. As of [    ], the duration of the benchmark was [    ] years.

Investment Process: In managing the Fund, the adviser combines fundamental research with a disciplined portfolio construction process. The adviser utilizes proprietary research, risk management techniques and individual security selection in constructing the Fund’s portfolio. In-depth, fundamental research into individual securities is conducted by research analysts who emphasize each issuer’s long-term prospects. This research allows the adviser to rank issuers within each sector group according to what it believes to be their relative value.

The adviser will ordinarily overweight securities that it deems to be attractive and underweight or not hold those securities that it believes are unattractive. The adviser may sell a security as its valuations or rankings change or if more attractive investments become available.

8.

Comment: The “Derivatives Risk” section includes foreign forward contracts, options and swaps. If these instruments are part of the Fund’s principal investment strategy, please disclose in the “Principal Investment Strategy” section.

Response: Foreign forward contracts, options and swaps are not part of the Fund’s principal investment strategy and will be removed from the “Derivatives Risk” section.

9.

Comment: If the Bloomberg Barclays U.S. Corporate Index (the “Benchmark”) is concentrated in a specific industry or sector at launch, please note this fact in the Fund’s “Principal Investment Strategy” section and disclose the risks of concentration.

Response: The Benchmark is currently concentrated in the financial sector. The Fund will add this disclosure to the prospectus.

JPMorgan U.S. Aggregate Bond ETF Specific Comments:

10.	Comment: Given that the Fund has “U.S.” in the name, please describe how the Fund’s 80% policy is tied to the United States.

Response: The requested disclosure will be added.

11.	Comment: Please clarify what is meant by “corporate sub-sectors” in the Fund’s Principal Investment Strategy” section and in the “Additional Information About the Fund’s Investment Strategy” section.

Response: The disclosure will be revised to clarify that “corporate sub-sectors” refers to Financials, Industrials and Utilities.

12.	Comment: Please disclose the current duration of the Bloomberg Barclays U.S. Aggregate Index (the “Index”).

Response: The requested change will be made.

13.

Comment: The “Principal Investment Strategy” section states that “The Fund will not invest in asset classes that are not present in the Bloomberg Barclays U.S. Aggregate Index.” Please explain what is meant by “asset classes.” Are these the same as the “corporate sub-sectors?” Will the Fund hold any bonds that are not included in the Index? Please clarify.

Response: The disclosure will be revised to clarify that the Fund will only invest in fixed-income securities and that the Fund will primarily invest in bonds that are included in the Index, but may invest in bonds that are not included in the Index.

14.

Comment: The “Geographic Focus Risk” section states that the Fund “may focus its investments in one or more regions or small groups of countries.” Given the Fund has “U.S.” in its name, please confirm this risk disclosure is accurate.

Response: The disclosure will be revised to state that the Fund will focus its investments in the United States.

15.

Comment: If the Fund intends to concentrate its investments in an industry or group of industries to the extent that the Index concentrates in an industry or group of industries, please disclose in the Fund’s “Principal Investment Strategy” section and in the Fund’s “Principal Investment Risk” section.

Response: The Fund is actively managed and does not intend to concentrate in an industry or group of industries.

16.	Comment: The “ETF Shares Trading Risk” section states that “The securities held by the Fund may be traded in markets that close at a different time than the Exchange.”

Given that these are U.S. securities, is this disclosure appropriate for this Fund? Please advise or revise.

Response: The Fund may invest in a small amount of securities that are denominated in USD but traded in non-U.S. markets. As a result, the Fund views the current disclosure as accurate.

17.	Comment: Please clarify in the disclosure whether investing in derivatives and in foreign securities denominated in USD are principal or non-principal investments.

Response: The requested changes will be made.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary